Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Graf Global Corp.

Commission File No.: 001-42142

Date: June 25, 2026

On June 25, 2026, O'Shea Jackson (“Ice Cube”), an executive officer of BIG3 HoldCo LLC, which is a party to the previously disclosed Business Combination Agreement, dated as of June 12, 2026, with Graf Global Corp. and Halfcourt Holdco, Inc., among other parties, participated in an interview with Yahoo! Finance Power Players. The transcript of said meeting can be found below:

0:04: Brian Sozzi

Welcome to a new episode of Power Players, and I am so excited for, uh, my next episode here on the pod. It is with businessman, musician, entertainer, frankly, icon, uh, and that's Ice Cube, the one and only. Uh, good to see you.

0:17: Ice Cube

Good to see you too, man. I, uh,

0:19 Sozzi

I can't believe, I thought it was 9 years since you launched Big Three. You told me it was 10. It feels like yesterday, I, what has it been like building this league? We just got news on you, now looking to take it public. This must be a surreal moment for you.

0:35 Cube

Very, um, it's been a labor of love. You know, I love basketball and always have a hangover after the NBA finals. I'm always like, I want more, I need more. And um, so this league was started for guys like me, you know, sports fans like me, basketball fans like me, so um it feels great to be able to accomplish this uh for basketball fans, you know, it's not really about me. You know, I could have probably had these guys play in my backyard for a lot less money. So this is really for the world and um creating it and growing it and now that the, the public can grow with the league and uh you know and really participate in the upside of what we're building. As a sports fan, it’s great.

1:38 Sozzi

Yeah, there's so, well, first of all, I remember when you, when you launched this, and I'm like, holy shit, that makes a lot of sense. Like, why can't this be part of the, how come the NBA didn't think of this? Like this is such a good idea. Like how did you, I mean, one, how did you identify that there was a market for this? And then number 2, like, what was that, what was that first 6 months like trying to get something like this off the ground?

2:04 Cube

Um, identifying the market, I just know my love of basketball and how much 3 on 3 I play, you know, I end up, you know, if you really think about it, most people play more 3 on 3 than they do 5 on 5, and so, looking at it around the world, 3 on 3 is more popular than 5 on 5 in a lot of places. So, you know, I looked around and said, why nobody professionalized it? I mean, I looked at what FIBA was doing. You know, it's good, but it still feels like an amateur backyard playground sport. But what we're doing, um, we elevated it to the professional level and, um, attracted some of the biggest names in basketball, and so that's been fun and amazing and you know, we got something that people want. It's not as hard. Now, the first 6 months were crazy because we thought everybody was gonna come running, you know, we had a lot of cachet, you know, having players like Allen Iverson in the mix, you know. That didn't happen, you know, people don't invest in first year leagues too much because they always fold. And we had to overcome the obstacles of doubt.

3:33 Sozzi

You know, as someone that has known so much success over so many decades, was it frustrating to hear no, or not get a call back on something you are so clearly passionate about?

3:46 Cube

Yeah, you know. I'm a creator, artist, and I do my thing. Raising money is, is something else. It's another, you know, it's another thing, um, you know, rich people are more picky than poor people when it comes to, you know, um, what they want to get a part of, you know, and so it wasn't easy to get people to see the vision. But I knew if you didn't see the vision, you're probably not going to be a great partner. And if you did see the vision, that's who I want on my team because, you know, we're going to do what it takes to make it work. I learned a lot of lessons about that part of investments and trying to get something new off the ground.

4:50 Sozzi

Why go public now instead of trying to raise more money just to stay in private?

4:58 Cube

Because if you continue on the same route, we're gonna have a league just full of billionaires, like league, you know, team owners and it's gonna be the same group of guys getting in on the action, which is fine. I don't mind, but we want to make sure the little guys can get in on it too, you know, not just the guys with the super deep pockets, but guys who know. Sports fans want to grow with the league. I understand this league can be around for a long time as we grow, they grow, and giving them a shot at it, um, was appealing to me, you know, as a guy who's been a sports fan forever, and this is going to be a dream come true for a lot of people.

5:51spk Sozzi

I love hearing that story because at the rate we're going, all sports teams are going to be owned by tech executives, that's where all this is going. Like this is, this is crazy.

6:02spk Cube

I mean, nothing wrong with that, but at the end of the day, you know, we want to give everybody a shot at the growth of this league, you know, they've been a part of it, you know, our ratings are better than MLS and NHL, and we want to continue that. We want people to feel like they can be a part of it without just buying a ticket or buying merch or betting on the game, that's cool. We want people to actually be enthusiastic about the growth of this league.

6:36spk Sozzi

So the IPO is expected to happen later this year. Have you chosen an exchange yet, the New York Stock Exchange, NASDAQ?

6:44spk Cube

I believe it's gonna be on the stock exchange.

6:48spk Sozzi

OK. Do they, you know, in the lead up to this you're gonna have to meet more investors. The company's gonna go public. You gotta sell them on your vision, etc. What is the big three today? Like, what does the business look like?

7:00spk Cube

You know we own all our, our media, all our sponsorships, partnerships, you know, that's growing the league, um, you know, the big, the big thing is the media rights deal. We've been in talks with different platforms. Right now we're on CBS. We have games that are not on CBS that we want to put on a major platform. If we stay on the path that we're on, we're gonna end up taking a deal, a multi-year deal that might not be right, but might be financially right by doing it this way. We can be a little picky. We can make sure that the deal is perfect for the league and do it for the right reasons and not just do it because we have to make sure that we have financial capital to keep it rolling, so we want to make smart deals for the right reasons. This will allow us to do that and grow at, at the correct rate and not try to grow too fast with the wrong platform.

8:30spk Sozzi

Sure. Are you going to be CEO of the company that still stays intact?

8:36sp Cube

I am for now. If we find somebody that is ready to take the reins, this is not an easy thing to maneuver. You have a lot of different high-profile personalities that we have to navigate. Sometimes it takes a high-profile person to do that.

9:05spk Sozzi

Well, you're high profile. I need to hear you on an earnings call. Like, please don't go anywhere. Like don't hand over any reins.

9:14spk Cube

I don't plan to. You know, we want the best man in, in every job, you know, I'm gonna always be the front runner as far as the evangelist for the league. It takes somebody like me, what Dana White has to do to, to keep his league going. Vince McMahon for years led out front now it’s Triple H, but you gotta lead from the front.

9:52spk Sozzi

It's an amazing time to be innovating in sports. I see what you're doing here with Big 3. I was talking to Shaq on what he's about to launch with Dunkman. I even see the growth in pickleball, and a lot of these games tied back to like, you know, pickleball with tennis, you with the NBA, Dunkman with the NBA. What are some of these major leagues not getting about their own sport and their own fan experience?

10:19spk Cube

A lot of those big leagues feel like if it ain't broke, don't break it, so they carry it very gingerly, and they don't want to mess with nothing that's not what they consider broken. Fans want more, they want to be included and not just be spectators with the big three, there's a, there's a huge opportunity when it comes to youth sports to get kids playing 3 on 3 at the rec league level. We've partnered with RCX, one of the biggest in the business when it comes to youth sports that's given 3 on 3 a bigger footprint with the youth playing organized 3 on 3, the big 3, fireball style, and things like that expanding internationally. You got the World Cup going on now, we want the big cup one day, the best 3 on 3 leagues in the world, best known 3 players in the world competing in a major tournament for the world. We have a global view, a vision of the league. You know, when you break it down, there's 3 things that work all over the world. Soccer, basketball, and boxing or MMA fighting. You know, basketball. Throwing 3 works everywhere around the globe.

Sozzi:

I've been watching your league almost since it started, and when I watch it, what catches me is how fast paced it is. I mean, not that the NBA, that they're moving slow, but there's just something very interesting and compelling to watch what you're doing. Not unlike, I've also been watching and gotten into a cell, GP, uh, that growth in that sport has been through the, through the roof as well, and their graphics on screen are very engaging. They're colorful, they move fast. But in your view, like, what makes 3 on 3 so popular?

12:43spk Cube

It's our style of play. It’s a real mano a mano game. You have to have all-around basketball skills to be a successful in 3 on 3. You’ve got to be able to pass, dribble, shoot, and defend. You can't just be a specialist, you know, being a 3 point guy or a rebound guy or defensive guy is not going to help you in the big 3. You got to be able to do it all, and it's a sprint. It's first to 50 wins. So there's no time, it's like a drag race compared to the Daytona 500 where it's 500 laps, not 500 laps, you know, it's 1 to 50. It's no garbage minutes because there are no minutes. But there's a shot clock that's 14 seconds, so got to get the shot up and it makes for a very fast, all out, game where guys can't take a possession off.

13:56spk Sozzi

What really caught my attention here is that you have, you have Doctor J, coaching a team, and you’ve got Clyde Drexler as your commissioner. What is it like working with two icons in this sport?

14:11spk Cube

Basketball heaven. Doctor J has been with us 9 years as a coach and having Clyde there for 8 years, I mean 9 years, he was a coach for 1 year, but then he became the commissioner. It's been a dream, you know, basketball royalty, Hall of Famers who are teaching us how to treat the athletes better than they were treated and we listen to those guys and we respect them. We've named our trophy the Julius Doctor J Erving Trophy because he deserves a championship trophy named after him. He's won in every league but the big three. He made it to the championship, but, he gotta win it this year.

15:11spk Sozzi

It says so much about what you have built that those two Hall of Famers basically got in on the ground floor with you and are still here.

15:23spk Cube

That's important, you know, that shows they wouldn't be still here if we were putting together something that wasn't worth their time and effort and that was great for basketball. I respect those guys so much and I feel blessed to be able to work with them. Just to be able to hang with them and hear those stories.

15:46spk Sozzi

What role did sports play for you growing up?

15:52spk Cube

Everything, you know, it teaches you how to take accountability. I remember the first time I played football. Not even in in the game, but in practice. You put on that helmet, you strap it on, and it's just you out there, big brother, daddy, mama, nobody can help you out there. It's just you. It's your number and people are going to know if you messed up. It teaches you how to work as a team, accountability, giving your all. Understanding that you can't do it all by yourself. The game is even more pressure, so it's really a great thing to go through as a kid to be able to go from a boy to a man through sports.

16:54spk Sozzi

You know, you have so many different facets to your career. I'm talking to you as the CEO of a company that's about to go public in big 3, but I grew up on a personal level listening to your music and watching your movies. So, I mean, you're, you just announced, I think I got through it, the next last Friday is in development. Like, I'm a fan of that franchise. What took so long?

17:15spk Cube

Ask Warner Brothers and New Line and you know the leadership that was there at the time. Didn't see the vision, didn't see how much this meant to the audience. Maybe they did, but they were dragging their feet on doing the movie. It took new leadership who understood the franchise and what it means to people who are ready to promote it in a major way, so I'm glad that they’re ready to go.

17:53spk Sozzi

Do you say Hollywood underestimated you? And it's crazy for me to even ask you that because you have the numbers to back it up. I, every, I look at this, I look at Jump Street, uh, which I want to mention in a second, a little more, but all of these have been hits.

18:09spk Cube

Hollywood, no matter how big your movie is, when you're going in there with something new, you're starting from the bottom again, working your way to the top, and then they decide to do sequels and then they give you a call and you tell him I told you it was a hit.

18:40spk Sozzi

Is Jump Street in, have you started that? Is that confirmed? Like, where does that stand?

18:46spk Cube

It's coming together. Everybody's agreed to do it. It's really about finding the exact time and moment where everybody's free and then going for it.

18:59spk Sozzi

Do you feel, like, what is the pressure to continue to make these hits, you know, after the first, uh, iterations of, of, you know, Jump Street success, uh, the Friday series is a very serious, uh, success, like, do you feel pressure that, like, holy shit, what if this is not a hit? Like what goes through your head?

19:18spk Cube

No, you want to make a movie that to me that can stand on its own. That doesn't have to rely on the movies that come before it. So with something like Friday, which I have control of, it's going through CubeVision. Jump Street is Jonah Hill and that's his thing, and Neil Moritz and those guys. I'm on the team with that. But with something like the Friday movie, it's all about making an individually funny movie that could stand on its own for this day and time. That's fun so it made me laugh. I think it's gonna make everybody laugh.

20:12spk Sozzi

After all these years of creating all this music that's defined generations, movies that have defined generations, like what keeps you motivating, uh, motivated just to continue to do what you're doing, whether it's music, movies, or be the CEO of a company?

20:28spk Cube

I love what I do. I love to create at this level. There's no bigger canvas for artists than a movie screen. It's creating at the level that I want to be and I’m pretty good at it, self-taught. I want to keep it going. I want to keep giving people stuff they can enjoy, pass the time, escape from their reality and feel good about it and be able to enjoy it over and over again.

21:15spk Sozzi

I've had some cool conversations the past month or so with Will.i.am, Wyclef, and I asked them all this one question. I want to ask it to you. You had to explain the relevance of your music, of the early stuff. After all of these years to this generation. I mean, I look at Will.i.am, what he's done. I look at Wyclef. I mean, titans in their own right. I look at what you've done, titan in your own right. And a lot of this music is as relevant today as it was when you released it, and people absolutely love it and relate to it. How do you explain that?

21:47spk Cube

I think we make music that you feel and not just hear. That's the thing, you’ve got to penetrate the ears and make it to the heart. And so if you make it to the heart, people love it forever. So we try to make music that people can feel and not just hear.

22:15spk Sozzi

Are you still, you have a new album coming out?

22:19spk Cube

I've dropped a few the last few years. I dropped man down in 24. I dropped man up in 25. I'm always in the lab cooking it up. After we finish working on this Friday movie, I'm gonna be dropping more music.

22:37spk Sozzi

How is the process different for you than when you first started?

22:42spk Cube

Less people in the studio.

22:44spk Sozzi

Now it's all machines, right? It's like machines and like AI agents, like all this other crap.

22:49spk Cube

Yeah, it's less, less equipment, less people. Back then it was so many distractions outside of just making the music, and I like making the music now. I don't need the distractions. I had enough of that.

23:07spk Sozzi

No, I'm sure. Um, well, I wish you much success with taking Big Three public. Um, please let us know when that day is here. I would love to talk to you on whatever exchange, you know, we're here in New York City. I would love to, uh, interview the CEO of Big Three. I hope that's still you. Don't be going anywhere.

23:22spk Cube

It's gonna be me, OK. It's gonna be me, you know. I'm planning to go nowhere no time soon.

23:28spk Sozzi

All right, good. We'd love to see it, and, uh, I look forward to continuing to, uh, follow your journey. I appreciate it. Big fan of the sport.

23:35spk Cube

Appreciate it, man. Thank you. Take it easy.

23:37spkSozzi

All right, that's it for the latest episode of Power Players. Do stick around.

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (“BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto, and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.